EDWARD T.SWANSON
Attorney At Law
2071 N. Altadena Drive
Altadena, California 91001
Phone: (310) 283-1035                                           Fax: (866) 397-0114
Email: etswanson@att.net

April 9, 2010

VIA FAX: (703) 813-6985

Ms. Julie Sherman
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Dear Ms. Sherman:

On behalf of my client, Infrared Systems International (the “Company”), I am responding to the letter dated March 22, 2010 from Jeff Jaramillo, Accounting Branch Chief, Division of Corporation Finance, Securities and Exchange Commission.  My client has asked me to provide the following information in response to such letter:

Note 5 to the Financial Statements in the Form 10-K for the Year Ended September 30, 2009

1.           a.  My client will revise future filings to clearly explain the nature of the assets and related patent pending.

b.  The additional costs during the year that resulted in the significant increase in the asset during the year were the costs of the patent attorney.

c.  The underlying technology of the pending patent is not the same technology that is generating the royalty revenue as discussed on page 12 and reported on page 18.  The royalty revenue relates to a license with a third party of unrelated technology of the Company.

d.  With respect to the statement in the Company’s Quarterly Report on Form 10-Q for the period ended December 31, 2009 that the Company’s “understanding of the potential value of ISS remains unresolved,” this statement was intended to convey that the Company cannot reasonably estimate the value of the ISS technology until the pending patent application is finally determined.

2.           The only patent costs capitalized are attorney fees paid to prepare the patent application and responses to the U.S. Patent Office.  These costs have been capitalized in accordance with FASB ASC 350.

3.     The definite-life intangible asset was tested for impairment as of September 30, 2009 in connection with preparation of the year-end financial statements.  FASB ASC 360-10-35-21 requires testing an asset “for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.”  Since there were no events or significant changes in circumstances during the quarter ended December 31, 2009 and through the filing of that quarterly report on February 12, 2010, then there was no need to retest the definite-life intangible assets, especially considering that the information used to test for impairment would have been substantially the same as the previous test for the September 30, 2009 financial statements, which indicated no impairment.  FASB ASC 360-10-35-17 requires recording an impairment loss if the asset’s carrying value “exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset.”  Since the definite-life intangible asset is expected to generate additional revenue in the future with only nominal additional expense and since the patent is expected to be held and used for its entire 20 year life from the date of filing the application, then the additional revenues generated through licensing the technology through November 7, 2025 will need to exceed the carrying value of $33,970 (or $34,970 at December 31, 2009).  Since the additional revenues are expected to start by December 2010, that provides for at least 178 months of revenue generation. The average monthly revenues therefore would have to exceed $191 ($196 using the December 31, 2009 cost figure of $34,970) in order for the carrying value to be recoverable.  Since the average monthly revenues are expected by management to be substantially more than $200 per month, the asset was not impaired at September 30, 2009 or December 31, 2009.  While the retained deficit, working capital deficit, losses from operations, negative cash flows from operations, and delay in granting the patent are all indicators that impairment may exist, the calculations for recoverability show that no impairment exists.

Item 9A, Controls and Procedures

The Company will amend its Annual Report on Form 10-K for the fiscal year ended September 30, 2009 to clarify that it performed the required assessment of its internal control over financial reporting as of September 30, 2009, the framework used to perform that assessment, and management’s conclusion as to whether its internal control over financial reporting was effective or not effective at that date.  I am not clear as to why management’s conclusion that “material weaknesses exist due to a lack of segregation of duties”  makes it unclear whether management undertook the required assessment.  The Company will attempt to clarify this conclusion.

The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Do not hesitate to contact me with any questions or if I can be of any further assistance regarding this matter.

Very truly yours,

                          /s/ EDWARD T. SWANSON

Edward T. Swanson

cc: Mr. Gary E. Ball